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                               March 1, 2023

       Lim Chwee Poh
       Chief Executive Officer
       JBDI Holdings Limited
       34 Gul Crescent
       Singapore 629538

                                                        Re: JBDI Holdings
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
2, 2023
                                                            CIK No. 0001964314

       Dear Lim Chwee Poh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted February 2, 2023

       General

   1. Please disclose the portion of each class of securities held in the United States and the number of record
holders in the United States. Refer to Item 7.A.2 of Form 20-F.
   2. We note your disclosure on page F-7 of a number of transactions completed on January
                                                        12, 2023 for purposes
of reorganization. Please revise your prospectus to include a discussion of these
transactions in the appropriate section. In addition, file
                                                        the acquisition
agreement, sale and purchase agreement, and reorganization agreement as exhibits to the
registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of
Regulation S-K.
 Lim Chwee Poh
FirstName  LastNameLim
JBDI Holdings  Limited Chwee Poh
Comapany
March      NameJBDI Holdings Limited
       1, 2023
March2 1, 2023 Page 2
Page
FirstName LastName
3. We note your disclosure on page 29 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
         Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
         Russia   s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May
         2022.
4. Please provide us supplemental copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on
Section 5(d) of the
         Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
Market and Industry Data, page 3

5. We note your disclosure that you commissioned a report prepared by Frost & Sullivan.
         Please file a consent as an exhibit to your registration statement. Refer to Rule 436 of the
         Securities Act.
Prospectus Summary, page 9

6. We note the organization structure diagram on page 62. Please include a similar diagram in the prospectus summary.
Prospectus Summary
Risks and Challenges, page 11

7. Please revise your summary risk factors so that it does not exceed two pages in length.
         Please refer to Item 3 of Form F-1 and Item 105(b) of Regulation S-K. Risk Factors
Our business is subject to supply chain interruptions, page 26

8. We note your risk factor that your supply chain may be impacted by interruptions to delivery capabilities, increasing transportation costs, and COVID-19. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
Use of Proceeds, page 41

9.       We note that a certain portion of the proceeds of this offering will be used to
         reduce indebtedness. Please disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.
 Lim Chwee Poh
JBDI Holdings Limited
March 1, 2023
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
45

10. Please discuss whether supply chain shortages and disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
11. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
12. We note your disclosure indicating that inflation could significantly affect your sales.
         Please update this disclosure in a future filing if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Licenses and Permits, page 76

13. We note one of your permits expired on February 6, 2023. Please update this disclosure in a future filing.
Management, page 99

14. Please revise to indicate the time period during which each executive officer has served in their position.
Related Party Transactions, page 109

15. We note the amounts due to shareholders and director loans. Please revise to include the largest amount outstanding during the period covered, the nature of the loan, and the transaction in which it was incurred. Refer to Item 7.B.2 of Form 20-F. In addition, clarify the nature of the amount due to shareholders.
Experts, page 138

16.    Your disclosure states that the auditor   s report    expresses an
unqualified opinion on the
FirstName LastNameLim Chwee Poh
       financial statements and includes two explanatory paragraphs referring to the restatement
Comapany    NameJBDI
       for correction ofHoldings   Limited
                         an error and the translation of Singapore Dollars to
United States
March Dollars.      Please
       1, 2023 Page   3 reconcile this disclosure with the auditor   s report
presented on page F-2.
FirstName LastName
 Lim Chwee Poh
FirstName  LastNameLim
JBDI Holdings  Limited Chwee Poh
Comapany
March      NameJBDI Holdings Limited
       1, 2023
March4 1, 2023 Page 4
Page
FirstName LastName
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

17.      Please have your auditor revise the first sentence of its auditor   s
report to state that they
         audited the consolidated statements of operations and comprehensive income, changes in
         shareholders    equity and cash flows for each of the years in the
two-year period ended
         May 31, 2022.
Arc Development, page Alt-2

18. We note your disclosure that a number of shareholders and Arc Development entered into an acquisition agreement on January 12, 2023. If applicable, revise to disclose any material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. Refer to Item 9.D.1 of Form 20-F.
Exhibits

19. At the time you file your registration statement publicly, please have your auditor revise its consent in Exhibit 23.1 to include a statement acknowledging the reference to it as an expert in accounting and auditing. Refer to Rule 436 of Regulation C. You may contact Dale Welcome at (202) 551-3865 or Melissa Gilmore at
(202) 551-
3777 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Henry F. Schlueter, Esq.